Exhibit 4.2
DESCRIPTION OF STARZ CAPITAL STOCK

The following briefly summarizes the material terms of Starz’s common shares and Starz’s preference shares that are contained in Starz’s Articles. These summaries do not describe every aspect of these securities and documents, and are qualified in their entirety by reference to these documents, which you should read (along with the applicable provisions of British Columbia law) for complete information. The following also summarizes certain relevant provisions of British Columbia law. Since British Columbia law is more detailed than the general information provided below, you should read the actual provisions of British Columbia law for complete information.
General
Starz’s authorized capital will consist of an unlimited number of Starz common shares, without par value and up to 200,000,000 Starz preference shares, without par value. The Starz Board may establish the rights and restrictions of the Starz preference shares from time to time.
Dividend Rights
The holders of Starz common shares shall, subject to the rights of the holders of any other class of shares of Starz entitled to dividends in priority to the holders of Starz common shares, be entitled to dividends as and when declared by Starz. Dividends shall be payable only as and when declared by the Starz Board.
The holders of Starz preference shares shall, subject to the rights of the holders of any other class of shares of Starz entitled to dividends in priority to the holders of Starz preference shares, be entitled to dividends in accordance with the special rights or restrictions set out in the Starz Articles with respect to the Starz preference shares from time to time. If no Starz preference shares are issued, the Starz Board may determine the rights of the Starz preference shares, including rights of series of shares, at the time of issuance of Starz preference shares. Dividends shall be payable only as and when declared by the Starz Board.
Participation Rights
In the event of the distribution of assets of Starz or on the liquidation, dissolution or winding-up of Starz , whether voluntary or involuntary, or on any other distribution of assets of Starz among its shareholders for the purpose of winding up its affairs (each, a “Starz Liquidity Event”), all of the property and assets of Starz available for distribution to the holders of Starz’s common equity shall be paid or distributed equally, share for share, to holders of the Starz common shares. Notwithstanding the foregoing, on the occurrence of a Starz Liquidity Event, holders of the Starz preference shares shall be entitled to certain rights as described below. See “Preferred Stock” below.
Pre-emptive Rights
Except as provided for in the Starz Investor Rights Agreement, there are no preemptive rights relating to Starz common shares and Starz preference shares.
Share Distributions
Notwithstanding that the market value of any stock dividend paid on one class of shares may be different from the market value of the stock dividend paid simultaneously on another class of shares, the Starz Board may, at any time and from time to time, declare and pay a stock dividend on any class of shares in accordance with the Starz Articles and the BC Act.
Voting Rights
Each holder of Starz common shares is entitled to: (a) one vote for each Starz common share held at all meetings of shareholders; (b) receive notice of and to attend all meetings of shareholders of Starz; and (c) vote on all matters submitted to a vote or consent of shareholders of Starz. The vote required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Exhibit 4.2
Preferred Stock
The Starz preference shares consist of a maximum of 200,000,000 preference shares as set out in the Starz Articles, and shall, as a class, have attached thereto the special rights and restrictions specified below.
Pursuant to the Starz Articles, the Starz preference shares may at any time and from time to time be issued in one or more series.
Subject to the BC Act, the Starz Board may from time to time, by resolution, if none of the Starz preference shares of any particular series are issued, alter the Starz Articles and authorize the alteration of the notice of articles of Starz, as the case may be, to fix the number of Starz preference shares in, and to determine the designation of the Starz preference shares of, that series, alter the Starz Articles to create, define and attach special rights and restrictions to the preference shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of Starz, and voting rights and restrictions; so long as none of the foregoing are inconsistent with the entitlement of holders of Starz preference shares to receive, on the occurrence of a Starz Liquidity Event, before any distribution shall be made to holders of Starz common shares or any other shares of Starz ranking junior to the Starz preference shares with respect to repayment of capital, the amount paid up with respect to each Starz preference share held by them, plus any accrued and unpaid cumulative dividends (if any and if preferential) thereon. After payment to holders of Starz preference shares of the amounts so payable to them, the holders of Starz preference shares shall not be entitled to share in any further distribution of the property or assets of Starz except as specifically provided in the special rights and restrictions attached to any particular series of the preference shares.
Limitation on Liability of Directors and Indemnification of Directors and Officers
The Starz Articles will provide that, subject to the BC Act, Starz must indemnify an eligible party and their heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and Starz must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.
For the purposes of the Starz Articles, “eligible party” means an individual who is a director, officer, former director or former officer of Starz.
For the purposes of the Starz Articles, “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.
For the purposes of the Starz Articles, “eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which any eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of Starz: (i) is or may be joined as a party; or (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.
The BC Act prohibits indemnification if any of the following circumstances apply: (i) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles; (ii) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles; (iii) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be; or (iv) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Exhibit 4.2
Anti-Takeover Provisions and Other Shareholder Protections
Shareholder Rights
Under the BC Act, the following powers are available to companies to make themselves potentially less vulnerable to hostile takeover attempts:
•    any shareholder proposals must be signed by qualified shareholders who, together with the submitter, are, at the time of signing, registered owners or beneficial owners of shares that, in the aggregate, constitute at least one percent (1%) of the issued shares of a company that carry the right to vote at general meetings, or have a fair market value in excess of the prescribed amount and must have been received by such company at least three months before the anniversary of the previous year’s annual reference date;
•    shareholders who hold in the aggregate at least 5% of the issued shares of a company that carry the right to vote at general meetings may requisition a general meeting of shareholders by following the procedures in the BC Act, in which case the directors are required to call a meeting for a date not more than four (4) months after the date the requisition is received and if they do not do so within 21 days after the date on which the requisition was received by such company, the requisitioning shareholders may send a notice of a general meeting to be held to transact the business stated in the requisition; and unless the articles state otherwise, directors may only be removed by a two-thirds (66 2/3%) majority vote by shareholders.
Additionally, the BC Act contains no restriction on the adoption of a shareholder rights plan. The BC Act also does not restrict related party transactions; however, in Canada, takeover bids and related party transactions are addressed in provincial securities legislation and policies.
Dissent Rights
Under the BC Act, shareholders have a right to dissent and receive a payout from a company in exchange for their shares in the context of an amalgamation, an arrangement, a redomicile, and certain other significant transactions.
Derivative Actions
Under the BC Act, a shareholder (including a beneficial shareholder) or director of a company and any person who, in the discretion of the court, is an appropriate person to make an application to the court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation or (ii) defend, in the name and on behalf of the company, a legal proceeding brought against the company.
The BC Court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company and any other person that the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court to be in the interests of the company for the action to be prosecuted or defended.
Upon the final disposition of a derivative action, the court may make any order it determines to be appropriate.
Oppression Remedy
The BC Act provides an oppression remedy that enables a court to make an order, whether interim or final, ifan application is made to the court by a shareholder (which for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate in the circumstances) in a timely manner and it appears to the court that there are reasonable grounds for believing (i) that the affairs of the corporation are being or have been conducted, or the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or (ii) that an act of the corporation has

Exhibit 4.2
been done or is threatened, or that a resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders.
The oppression remedy provides the court with broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders.
Additional Takeover Bid Considerations
Unless an offer constitutes an exempt transaction, and this summary does not address exemptions available under Canadian law, an offer made by a person, an “offeror,” to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares in a class, will be subject to the takeover provisions of Canadian securities laws.
The acquisition of a company’s shares may also trigger the application of statutory regimes including among others, the Investment Canada Act and the Competition Act.
Limitations on the ability to acquire and hold a company’s shares may be imposed by the Competition Act. The Competition Act permits the Commissioner to review any acquisition of control over or of a significant interest in a Canadian entity. The Competition Act grants the Commissioner jurisdiction, for up to three years after closing (or up to one year if the acquisition was notified to the Commissioner), to challenge an acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.
When dealing with a publicly-traded corporation, the Competition Act also requires any person who intends to acquire voting shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person (and their affiliates) would hold more than 20% of the company’s voting shares as a result of such acquisition. If a person already owns more than 20% of a company’s voting shares, a notification must be filed before the acquisition of additional voting shares that would bring that person’s holdings to over 50%. Where a notification is required, the Competition Act prohibits completion of the acquisition until the expiration of a statutory waiting period or, if applicable, a second statutory waiting period, unless the Commissioner provides written notice that they do not intend to challenge the acquisition. A common closing condition of acquisitions subject to notification under the Competition Act is clearance from the Commissioner, even if the applicable statutory waiting period has expired and the parties are in a legal position to close.
The Investment Canada Act requires any person that is a “non-Canadian” (as defined in the Investment Canada Act ) who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Innovation, Science and Economic Development. The Investment Canada Act generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act, the acquisition of control of an existing Canadian business (either through the acquisition of the shares or all or substantially all the assets of such business) by a non-Canadian would be reviewable under the “net benefit” standard only if the applicable specified financial threshold is met or exceeded and no exemption applies.
The acquisition of a majority of the voting interests of an entity is deemed to be an acquisition of control of that entity. The acquisition of less than a majority, but one-third (33 1/3%) or more of the voting shares of a corporation or an equivalent undivided ownership interest in the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third (33 1/3%) of the voting shares of a corporation is deemed not to be an acquisition of control of that corporation.
Under the national security regime in the Investment Canada Act, a national security review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any

Exhibit 4.2
part of its operations in Canada,” provided that the entity has a specified nexus to Canada. The relevant test is whether such an investment by a non-Canadian could be “injurious to national security.” The relevant minister has broad discretion to determine whether an investor is a non-Canadian and may be subject to a national security review. Review on national security grounds is at the discretion of the federal government and, depending on the facts, may occur on a pre- or post-closing basis and includes the ability to block a transaction or, for a completed transaction, order divestiture, or authorize the investment subject to terms and conditions. Interim conditions imposed during the course of a national security review and written undertakings to satisfy the relevant minister regarding the risks of injury to national security are also possible.
This summary above is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding the foregoing and securities law in the provinces and territories of Canada.